Deutsche Bank
Corporate Trust & Agency Services

Deutsche Bank 

July 23, 2003

Securities and Exchange Commission
International Corporate Fi
450 Fifth Street, N.W
Washington, D.C. 20




03024819

Paul Martin
Vice President
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Re: Hanny Holdings - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter and the attached documentation, as provided by Hanny Holdings, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Hanny Holdings. The SEC file number relating to such exemption is 82-3638.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g).

Thank you.

Sincerely,

Paul Martin
Vice President
Deutsche Bank Trust Company, as Depositary
As Depositary

Attached:

- **Cash Offer by Kingsway for Hanny subsidiaries**

dlw 7/28

03 JUL 28 AM 7:21



ITC CORPORATION LIMITED

(Incorporated in Bermuda with limited liability)



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Possible discloseable transaction for ITC Corporation Limited, Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited

Voluntary conditional cash offer by Kingsway SW Securities Limited on behalf of the Offerors, each being indirect wholly-owned subsidiary of Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

Financial Adviser to Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited



Kingsway Capital Limited

VOLUNTARY CONDITIONAL CASH OFFER

On 8 July 2003, the respective boards of directors of Hanny and Paul Y. - ITC announce that the Offerors, through Kingsway SW Securities, will make a voluntary conditional cash offer at the price of HK$0.10 for each China Strategic Share and HK$0.001 for each China Strategic Warrant respectively, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options at HK$0.001 per China Strategic Option.

The China Strategic Shares and the China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the Offer will be distributed to the Offerors in equal proportion.

TERMS OF THE OFFER

The Offer, particulars of which are as follows:

for each China Strategic Share . . . . HK$0.10 in cash
for each China Strategic Warrant . . . . HK$0.001 in cash
for cancellation of each China Strategic Option . . . . HK$0.001 in cash

Assuming full acceptance of the Offer, the cash consideration payable by the Offerors will amount to approximately HK$58.9 million.

The Offerors have also informed China Strategic that Kingsway SW Securities, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares necessary to increase the aggregate shareholdings of the Offerors in China Strategic to over 50% of its issued share capital, provided such acquisitions are made at prices of no more than HK$0.10 per China Strategic Share.

POSSIBLE DISCLOSEABLE TRANSACTION

The Offer may constitute a possible discloseable transaction for Hanny and Paul Y. - ITC. As ITC Corporation has 64.46% interests in Paul Y. - ITC, the Offer may also constitute a possible discloseable transaction for ITC Corporation. Circulars containing, among other things, details of the Offer will be despatched to the shareholders of ITC Corporation, Hanny and Paul Y. - ITC as soon as practicable.

THE CONDITIONS OF THE OFFER

The Offer is conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offer, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

GENERAL

Kingsway Capital has been appointed by the Offerors to advise them in connection with the Offer and Kingsway Capital is satisfied that sufficient financial resources are available to the Offerors, from a loan facility of HK$60 million granted to the Offerors by Kingsway SW Securities, to enable the Offerors to satisfy full acceptance of the Offer.

Under the Takeovers Code, the Composite Offer Document is required to be despatched to China Strategic Shareholders, China Strategic Warrantholders and China Strategic Options holder within 21 days from the date of this announcement.

First Shanghai has been appointed as the independent financial adviser to advise the Independent Board Committee as to whether the Offer is, or is not, fair and reasonable.

Investors are advised to exercise extreme caution in dealing in the securities of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic as the Offer is subject to a condition. It may or may not become unconditional. China Strategic Shareholders and China Strategic Warrantholders are advised not to take any action in connection with the Offer until they have received advice from the Independent Board Committee.

At the request of the directors of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic, trading in securities of these companies on the Stock Exchange was suspended with effect from 9:30 a.m. on 30 June 2003 pending the release of this joint announcement. Application has been made to the Stock Exchange for the resumption of trading in such securities with effect from 9:30 a.m. on 9 July 2003.

1. INTRODUCTION

On 8 July 2003, the respective boards of directors of Hanny and Paul Y. - ITC announce that the Offerors, through Kingsway SW Securities, will make a voluntary conditional cash offer at the price of HK$0.10 for each China Strategic Share and HK$0.001 for each China Strategic Warrant respectively, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options at HK$0.001 per China Strategic Option.

The Offerors have also informed China Strategic that Kingsway SW Securities, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares necessary to increase the aggregate shareholdings of the Offerors in China Strategic to over 50% of its issued share capital, provided such acquisitions are made at prices of no more than HK$0.10 per China Strategic Share.

The China Strategic Shares and the China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the Offer will be distributed to the Offerors in equal proportion.

2. TERMS OF THE OFFER

The Offer will be made in compliance with the Takeovers Code, which is administered by the Executive. Kingsway SW Securities, on behalf of the Offerors, will make the Offer to acquire all the issued China Strategic Shares and the outstanding China Strategic Warrants, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options on the following basis:

for each China Strategic Share . . . . HK$0.10 in cash
for each China Strategic Warrant . . . . HK$0.001 in cash
for cancellation of each China Strategic Option . . . . HK$0.001 in cash

and on the terms set out in the Composite Offer Document. The China Strategic Shares to be acquired under the Share Offer will be acquired with the right to all future dividends and distributions.

The China Strategic Shares and the China Strategic Warrants to be acquired under the Offer will be acquired free from all encumbrances and any other third party rights.

Pursuant to the Offer, seller's ad valorem stamp duty in connection with the acceptance of the Share Offer and/or Warrant Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration which the accepting China Strategic Shareholder and/or China Strategic Warrantholders will become liable to pay and will be deducted from the consideration payable on acceptance of the Share Offer and/or Warrant Offer and will be paid by the Offerors.

The consideration per China Strategic Share payable under the Share Offer represents:

- a premium of approximately 11.11% to the closing price of HK$0.09 per China Strategic Share as quoted on the Stock Exchange on 27 June 2003, being the last trading day on which China Strategic Shares were traded on the Stock Exchange prior to its suspension of trading;
- a premium of approximately 12.36% to the average closing price of HK$0.089 per China Strategic Share as quoted on the Stock Exchange for the ten consecutive trading days up to and including 27 June 2003;
- a premium of approximately 16.28% to the average closing price of HK$0.086 per China Strategic Share as quoted on the Stock Exchange for the thirty consecutive trading days up to and including 27 June 2003; and
- a premium of approximately 11.11% to the average closing price of HK$0.09 per China Strategic Share as quoted on the Stock Exchange for the six month period up to and including 27 June 2003.

The consideration per China Strategic Share payable under the Share Offer represents a discount of 95.19% on the net asset value per China Strategic Share of HK$2.08 based on the audited accounts of China Strategic as at 31 December 2002. As the average daily trading volume for China Strategic Shares was very thin during the six months ended 27 June 2003, if any China Strategic Shareholders want to dispose their investments in China Strategic in the open market, it is very likely to significantly depress the China Strategic Share price.

During the six-month period preceding the date of this announcement, the highest and lowest closing prices of the China Strategic Share traded on the Stock Exchange were HK$0.1 and HK$0.08 per China Strategic Share respectively.

The China Strategic Warrants are currently out-of-the-money and will expire after 31 December 2003. Accordingly, an offer at HK$0.001 is being made for each China Strategic Warrant. The price of HK$0.001 per China Strategic Warrant represents:

- a discount of 90.00% to the closing price of HK$0.01 per China Strategic Warrant as quoted on the Stock Exchange on 27 June 2003, being the last trading day on which China Strategic Warrants were traded on the Stock Exchange prior to its suspension of trading;
- a discount of 90.00% to the average closing price of HK$0.01 per China Strategic Warrant as quoted on the Stock Exchange for the ten consecutive trading days up to and including 27 June 2003.

China Strategic has issued to Ms. Chan Ling, Eva, an executive director of China Strategic, options to subscribe for up to 75,000 China Strategic Shares under its share option scheme at a subscription price of HK$3.145 per China Strategic Share. The China Strategic Options are currently out-of-the-money. Further, the price of each China Strategic Share is substantially lower than the exercise price of the China Strategic Options and these China Strategic Options are non-assignable and non-transferable. Taking into consideration the above factors, Kingsway SW Securities are making an offer, on behalf of the Offerors, to the China Strategic Options holder for her to surrender her China Strategic Options for cancellation at HK$0.001 for each China Strategic Option outstanding pursuant to the Takeovers Code. As at the date of this announcement, the holder of 75,000 China Strategic Options has undertaken to the Offerors that she will not exercise her China Strategic Options during the period in which the Offers remain open.

Assuming full acceptance of the Offer, the cash consideration payable by the Offerors at the offer price of HK$0.1 per China Strategic Share, HK$0.001 per China Strategic Warrant and HK$0.001 per China Strategic Option will amount to approximately HK$58.9 million, in which approximately HK$58.8 million, HK$117,630 and HK$75 will be used for the acquisition of China Strategic Shares, China Strategic Warrants and China Strategic Options respectively.

Kingsway Capital has been appointed by the Offerors to advise them in connection with the Offer and Kingsway Capital is satisfied that sufficient financial resources are available to the Offerors, from a loan facility of HK$60 million granted to the Offerors by Kingsway SW Securities, to enable the Offerors to satisfy full acceptance of the Offer. Pursuant to the loan and mortgage agreements between the Offerors and Kingsway SW Securities, the Offerors agreed to pledge their 241,320,000 China Strategic Shares beneficially owned by the Offerors to Kingsway SW Securities to secure the loan facility granted to the Offerors by Kingsway SW Securities.

3. INFORMATION ON ITC CORPORATION, HANNY, PAUL Y. - ITC AND CHINA STRATEGIC

As at the date of this announcement, the Offerors and parties acting in concert with them are interested in 242,010,000 China Strategic Shares, representing an aggregate interest of approximately 29.18% of the existing issued share capital of China Strategic.

As at the date of this announcement, China Strategic also has outstanding China Strategic Warrants conferring right to subscribe for 165,893,682 China Strategic Shares at the subscription price of HK$0.16 per China Strategic Share. Each of the Offerors holds 24,132,000 China Strategic Warrants, collectively representing approximately 29.10% of the outstanding China Strategic Warrants.

As the Offerors, namely, Calisan Developments Limited and Well Orient Limited, are indirect wholly-owned subsidiaries of Paul Y. - ITC and Hanny respectively, the Offer may constitute a possible discloseable transaction for Hanny and Paul Y. - ITC. As ITC Corporation has 64.46% interests in Paul Y. - ITC, the Offer may also constitute a possible discloseable transaction for ITC Corporation. Circulars containing, among other things, details of the Offer will be despatched to the shareholders of ITC Corporation, Hanny and Paul Y. - ITC as soon as practicable.

Information about ITC Corporation

ITC Corporation is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies including, in addition to Paul Y. - ITC and China Strategic, interests in Hanny, Burcon NutraScience Corporation, Star East Holdings Limited, M Channel Corporation Limited, Downer EDI Limited, Ananda Wing On Travel (Holdings) Limited, Rosedale Hotel Group Limited, China Enterprises Limited and MRI Holdings Limited. In addition to those businesses carried out through Paul Y. - ITC, the principal activities of ITC Corporation group comprise the investment and property holdings, provision of finances, and trading of building materials and machinery.

Information about Paul Y. - ITC

Calisan Developments Limited is a limited liability company which was incorporated in the British Virgin Islands on 2 May 1991 and it is an investment holding company which, at the date of this announcement, directly holds 120,660,000 China Strategic Shares, representing 14.55% of issued share capital of China Strategic, and 24,132,000 China Strategic Warrants, representing 14.55% of the total outstanding China Strategic Warrants. Based on the subscription price of HK$0.16 per China Strategic Share, 24,132,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by Calisan Developments Limited, representing 2.91% of the existing total issued China Strategic Shares and about 2.83% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares. Calisan Developments Limited is an indirect wholly-owned subsidiary of Paul Y. - ITC.

The Paul Y. - ITC group's principal business includes building construction, civil engineering, specialist works, property development and investment, and manufacturing and trading of construction materials. Its primary business focus is in Hong Kong and the PRC. Paul Y. - ITC is beneficially owned as to approximately 64.46% by ITC Corporation.

Information about Hanny

Well Orient Limited is a limited liability company which was incorporated in Hong Kong on 21 August 2000 and it is an investment holding company which, at the date of this announcement, directly holds 120,660,000 China Strategic Shares, representing 14.55% of issued share capital of China Strategic, and 24,132,000 China Strategic Warrants, representing 14.55% of the total outstanding China Strategic Warrants. Based on the subscription price of HK$0.16 per China Strategic Share, 24,132,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by Well Orient Limited, representing 2.91% of the existing total issued China Strategic Shares and about 2.83% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares. Well Orient Limited is an indirect wholly-owned subsidiary of Hanny.

The Hanny group's principal business includes trading of computer related products and consumer electronic products. Hanny also trades securities and invests in information technology businesses. Hanny is beneficially owned as to approximately 28.26% by ITC Corporation.

Information about China Strategic

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects.

As at the date of this announcement, Dr. Chan Kwok Keung, Charles indirectly holds approximately 34.82% of the issued ordinary share capital of ITC Corporation and he also directly holds approximately 1.06% of the issued share capital of Paul Y. - ITC. In addition, 650,000 China Strategic Shares, representing approximately 0.08% of the issued share capital of China Strategic, and 40,000 China Strategic Shares, representing approximately 0.005% of issued share capital of China Strategic, are held respectively by Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and a connected person of a director of Hanny's subsidiary.

By virtue of his being the controlling shareholder of ITC Corporation, Dr. Chan Kwok Keung, Charles is deemed to be interested in 120,660,000 China Strategic Shares and 24,132,000 China Strategic Warrants held by Paul Y. - ITC group.

Save as disclosed above, Dr. Chan Kwok Keung, Charles and other directors of ITC Corporation, Hanny and Paul Y. - ITC and their respective concert parties do not hold any China Strategic Shares, China Strategic Warrants and/or China Strategic Options.

Save for its interest in China Strategic through Hanny and Paul Y. - ITC, ITC Corporation does not hold any direct and/or indirect interest in China Strategic.

As at the date of this announcement, the Offerors and their concert parties hold approximately 29.18% of the issued share capital of China Strategic. Assuming the Offer closes in full acceptance and before the Offerors placing down their interest in China Strategic in order to maintain not less than 25% of the China Strategic Shares in the public hand, the Offerors and their concert parties will hold 100% of the issued share capital of China Strategic.

The financial information of China Strategic extracted from the audited consolidated financial statements of China Strategic for the two financial years ended 31 December 2002 is as follows:

	2002 *HK$'000*	2001 *HK$'000*
Loss before taxation	(695,566)	(1,001,147)
Taxation	(18,041)	(5,982)
Loss before minority interests	(713,607)	(1,007,129)
Minority interests	236,500	408,399
Net loss from ordinary activities attributable to China Strategic Shareholders	(477,107)	(598,730)
Net tangible assets	1,728,935	2,167,946

The following charts summarise the shareholding structure of China Strategic immediately before the Offer and after full acceptance of the Offer:

Before the Offer



Dr. Chan Kwok Keung, Charles
34.82%
1.06%
ITC Corporation Limited
(372-HK)
28.26%
64.46%
Hanny Holdings Limited
(275-HK)
Paul Y. – ITC Construction
Holdings Limited
(498-HK)
14.55%
14.55%
China Strategic Holdings Limited
(235-HK)

Notes:

1. As at the date of this announcement, 64.46% and 1.06% of issued share capital of Paul Y. - ITC are indirectly held by ITC Corporation and directly held by Dr. Chan Kwok Keung, Charles respectively. 400 shares of Paul Y. - ITC, representing 0.00004% of issued share capital of Paul Y. - ITC, are held by Mr. Cheung Hon Kit, a director of ITC Corporation, Hanny and Paul Y. - ITC, and 6,445 shares of Paul Y. - ITC, representing 0.0006% of issued share capital of Paul Y. - ITC, are held by Mr. Law Man Wah, Conrad, a director of Paul Y. - ITC. Save for the above, the remaining 34.48% of issued share capital of Paul Y. - ITC are held by public investors.
2. As at the date of this announcement, 14.55% and 14.55% of issued share capital of China Strategic are indirectly held by Hanny and Paul Y. - ITC respectively. In addition, 690,000 China Strategic Shares, representing approximately 0.08% of issued share capital of China Strategic, are held by concert parties of Hanny. The remaining 70.82% of issued share capital of China Strategic are held by public investors, in which 7.98% of the issued share capital of China Strategic are held by Mr. Oei Hong Leong, ex-chairman and ex-director of China Strategic.

After the full acceptance of the Offer but before the Offerors place down their interests in China Strategic:



Dr. Chan Kwok Keung, Charles
34.82%
1.06%
ITC Corporation Limited
(372-HK)
28.26%
64.46%
Hanny Holdings Limited
(275-HK)
Paul Y. - ITC Construction
Holdings Limited
(498-HK)
50%
50%
China Strategic Holdings Limited
(235-HK)

After the full acceptance of the Offer and the Offerors place down their interests in China Strategic:



Dr. Chan Kwok Keung, Charles
34.82%
1.06%
ITC Corporation Limited
(372-HK)
28.26%
64.46%
Hanny Holdings Limited
(275-HK)
Paul Y. - ITC Construction
Holdings Limited
(498-HK)
Public
37.5%
37.5%
25%
China Strategic Holdings Limited
(235-HK)

4. THE CONDITIONS OF THE OFFER

The Offer is conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offer, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

5. REASONS FOR THE OFFER

As the liquidity of the China Strategic Shares is low, the Offer gives China Strategic Shareholders and China Strategic Warrantholders an opportunity to realise their investment in China Strategic at a price higher than that prevailing in the market on the Pre-Announcement Date without the constraints that would apply if they sought to do this through the market. In addition, the average daily trading volume for China Strategic Shares was very thin during the six months ended 27 June 2003. If any China Strategic Shareholders want to dispose its investment in China Strategic at the open market, it is very likely to significantly depress the China Strategic Share price.

To the extent that the Offerors are successful in acquiring China Strategic Shares either through market purchases or through acceptances to the Share Offer, the Offerors will be able to enhance their investment in China Strategic by improving their share of the net assets of China Strategic and reduce their average investment cost on China Strategic.

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects. The Offerors consider that the Offer could strengthen their ties with China Strategic and enhance their profile in the PRC. At present, since Hanny and Paul Y. - ITC each holds less than 20% interest in China Strategic, neither of them accounts for China Strategic as an associated company in their respective financial statements. After the successful completion of the Offer, the Offerors will be able to recognise China Strategic as an associated company of Hanny and Paul Y. - ITC group which will enhance the value of the Offerors.

6. THE INTENTION OF THE OFFERORS

The Offer will not of itself result in any change in the board of directors, management, business or the continued employment of the employees, including directors, of China Strategic or any of its subsidiaries or any of its associated companies under the control of China Strategic.

Following the close of the Offer, the Offerors intend to continue the existing business of China Strategic and currently the Offerors have no intention to re-deploy fixed assets of China Strategic. Further, the Offerors have no intention to inject any assets or businesses into China Strategic immediately after completion of the Offer.

The China Strategic Shares and the China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the Offer will be distributed to the Offerors in equal proportion. To ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public after the Offer, the Offerors will place down their interests in China Strategic as soon as possible. China Strategic will become an associated company of Hanny and Paul Y. - ITC after the Offer and the placing.

Under Rule 2.4 of the Takeovers Code, a competent independent advice as to whether the making of the offer is in the interests of the offeror's shareholders is required if the directors of the offeror are faced with a conflict of interest. Such advice must also be obtained before announcing an offer. However, in this case, Rule 2.4 of the Takeovers Code is inapplicable as stated in note 3 of the Rule 2.4 of the Takeovers Code, as the conflict of interest arises mainly due to the existence of common directors among the boards of the Offerors and the Offeree.

The Offerors will not exercise the power of compulsory acquisition. It is the intention of the Offerors to maintain the listing of China Strategic on the Stock Exchange after the close of the Offer. The Offerors and China Strategic have undertaken to the Stock Exchange that appropriate steps following the close of the Offer will be taken as soon as possible to ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public. When the Offer closes, should there be less than 25% of China Strategic Shares and China Strategic Warrants in public hands, the directors of the Offerors presently intend to take appropriate steps which may include, placing down their interest in China Strategic to Independent Third Parties within one month after closing of the Offer.

The Stock Exchange has stated that it will closely monitor the trading in the China Strategic Shares and China Strategic Warrants on the Stock Exchange. If the Stock Exchange believes that:

- **a false market exists or may exist in the China Strategic Shares and China Strategic Warrants; or**
- **there are too few China Strategic Shares and China Strategic Warrants in public hands to maintain an orderly market, it will consider exercising its discretion to suspend trading in China Strategic Shares and China Strategic Warrants.**

In this connection, it should be noted that upon completion of the Offer, there may be an insufficient public float for the China Strategic Shares and China Strategic Warrants and, therefore, trading in the China Strategic Shares and China Strategic Warrants may be suspended until a sufficient level of public float is attained.

If China Strategic remains a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by China Strategic. Any acquisitions or disposals of assets by China Strategic and its subsidiaries will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has discretion to require China Strategic to issue a circular and an announcement to China Strategic Shareholders irrespective of the size of the proposed acquisitions and disposals of assets by China Strategic, particularly where such proposed acquisitions and disposals of assets by China Strategic represent a departure from the principal activities of China Strategic. The Stock Exchange has the power pursuant to the Listing Rules to aggregate a series of acquisitions and disposals of assets by China Strategic and any such acquisitions and disposals of assets may result in China Strategic being treated as if it were a new listing applicant and subject to the requirements for new listing application as set out in the Listing Rules.

7. GENERAL

A Composite Offer Document setting out, amongst others, the details and the terms of the Offer, financial information regarding China Strategic, the recommendation of the Independent Board Committee regarding the Offer and the advice of the independent financial adviser regarding the Offer, together with the forms of acceptance and transfer will be despatched to all China Strategic Shareholders, China Strategic Warrantholders and China Strategic Options holder in accordance with the Takeovers Code.

It is anticipated that a Composite Offer Document will be despatched within 21 days from the date of this announcement (or such later date as may be agreed by the Executive). Further announcement will be made by the Offerors and China Strategic as and when appropriate, in accordance with the Takeovers Code and the Listing Rules.

Under Rule 2.1 of the Takeovers Code, a board which receives an offer should retain an independent financial adviser to advise the board as to whether the offer is, or is not, fair and reasonable and to establish an independent committee of the board to discharge the board's responsibilities in relation to the offer. An Independent Board Committee will be established in due course and will make recommendations to the China Strategic Shareholders, China Strategic Warrantholders and/ or China Strategic Options holder, whether or not to accept the Offer and First Shanghai has been appointed as the independent financial adviser to advise the Independent Board Committee as to whether the Offer is, or is not, fair and reasonable.

Neither the Offerors nor any of the parties acting in concert with them dealt in the China Strategic Shares or China Strategic Warrants or other securities of China Strategic in the six months preceding the date of this announcement.

Investors are advised to exercise extreme caution in dealing in the securities of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic as the Offer is subject to a condition. It may or may not become unconditional. China Strategic Shareholders and China Strategic Warrantholders are advised not to take any action in connection with the Offer until they have received advice from the Independent Board Committee.

8. SUSPENSION OF TRADING

At the request of the directors of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic, trading in the securities of these companies on the Stock Exchange was suspended with effect from 9:30 a.m. on 30 June 2003 pending the release of this joint announcement. Application has been made to the Stock Exchange for a resumption of trading in such securities with effect from 9:30 a.m. on 9 July 2003.

9. DEFINITIONS

"China Strategic" — China Strategic Holdings Limited, a limited liability company incorporated in Hong Kong, the securities of which are listed on the Stock Exchange

"China Strategic Option(s) — share option(s) granted by China Strategic under the share option scheme adopted on 20 July 1992

"China Strategic Share(s)" — share(s) of HK$0.10 each in the share capital of China Strategic

"China Strategic Shareholder(s)" — holder(s) of China Strategic Share(s)

"China Strategic Warrant(s)" — warrant(s) of China Strategic carrying rights to subscribe for 165,893,682 China Strategic Shares at the subscription price of HK$0.16 per China Strategic Share, at any time from 29 August 2002 up to and including 31 December 2003

"China Strategic Warrantholder(s)" — holder(s) of China Strategic Warrant(s)

"Composite Offer Document" — means the composite document setting out, amongst others, the details and the terms of the Offer, financial information regarding China Strategic, the recommendation of the Independent Board Committee regarding the Offer and the advice of the independent financial adviser regarding the Offer, together with the forms of acceptance and transfer to be despatched to all China Strategic Shareholders, China Strategic Warrantholders and China Strategic Options holder in accordance with the Takeovers Code

"Directors" — Directors, including independent non-executive directors, of China Strategic

"Executive" — the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director

"First Shanghai" — First Shanghai Capital Limited, a deemed licensed corporation to carry out type 6 (advising on corporate finance) regulated activities under the SFO, is the independent financial adviser to the Independent Board Committee in relation to the Offer

"Hanny" — Hanny Holdings Limited, a limited liability company incorporated in Bermuda, the shares of which are listed on the Stock Exchange

"Hong Kong" — the Hong Kong Special Administrative Region of the People's Republic of China

"Independent Board Committee" — an independent board committee comprising the independent non-executive Directors to be formed to give advice in respect of the Offer

"Independent Third Parties" — parties not connected nor acting in concert with the directors, chief executives or substantial shareholders of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic or any of their subsidiaries or an associate (as defined in the Listing Rules) of any of them

"ITC Corporation" — ITC Corporation Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange

"Kingsway Capital" — Kingsway Capital Limited, a fellow subsidiary of Kingsway SW Securities and a deemed licensed corporation to carry out type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO, is the financial adviser to the Offerors in relation to the Offer

"Kingsway SW Securities" — Kingsway SW Securities Limited, a fellow subsidiary of Kingsway Capital and a deemed licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance), type 7 (providing Automated Trading Services) and type 9 (asset management) regulated activities under the SFO

"Listing Rules" — the Rules Governing the Listing of Securities on the Stock Exchange

"Offer" — the voluntary conditional cash offer to be made by Kingsway SW Securities, on behalf of the Offerors, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

"Offerors" — Calisan Developments Limited and Well Orient Limited, which are indirect wholly-owned subsidiaries of Paul Y. - ITC and Hanny respectively

"parties acting in concert" — has the same meaning ascribed to that term in the Takeovers Code

"Paul Y. - ITC" — Paul Y. - ITC Construction Holdings Limited, a limited liability company incorporated in Bermuda, the securities of which are listed on the Stock Exchange

"PRC" — the People's Republic of China, and for the purpose of this announcement, excluding Hong Kong and the Macau Special Administrative Region of the People's Republic of China

"Pre-Announcement Date" — 27 June 2003 (being the last day of trading of the China Strategic Shares on the Stock Exchange immediately before the date of this announcement)

"SFC" — Securities and Futures Commission

"SFO" — Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Share Offer" — the voluntary conditional cash offer to be made by Kingsway SW Securities, on behalf of the Offerors, to acquire all the issued China Strategic Shares other than those owned by the Offerors and parties acting in concert with them at HK$0.1 per China Strategic Share on the terms and subject to the conditions set out in the Composite Offer Document

"Stock Exchange" — The Stock Exchange of Hong Kong Limited

"Takeovers Code" — the Hong Kong Code on Takeovers and Mergers

"Warrant Offer" — the voluntary conditional cash offer to be made by Kingsway SW Securities, on behalf of the Offerors, to acquire all the outstanding China Strategic Warrants other than those owned by the Offerors or parties acting in concert with them at HK$0.001 per China Strategic Warrant on the terms and subject to the conditions set out in the Composite Offer Document

"HK$" — Hong Kong dollars

"%" — percentage

By order of the board
ITC CORPORATION LIMITED
Chau Mei Wah, Rosanna
Managing Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

By order of the board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Deputy Managing Director

By order of the board
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Chau Mei Wah, Rosanna
Executive Director

Hong Kong, 8 July 2003

The directors of ITC Corporation jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Hanny, Paul Y. - ITC and China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to Hanny, Paul Y. - ITC and China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to ITC Corporation, Paul Y. - ITC and China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to ITC Corporation, Paul Y. - ITC and China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Paul Y. - ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to ITC Corporation, Hanny and China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to ITC Corporation, Hanny and China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to ITC Corporation, Hanny and Paul Y. - ITC and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to ITC Corporation, Hanny and Paul Y. - ITC have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.